Exhibit 12.1 — Ratio of Earnings to Fixed Charges

(dollars in millions)

	For the Years Ended December 31,

	2002	2001	2000	1999	1998

Earnings:
Income (loss) from continuing operations	$(2,881)	$51	$148	$(1,247)	$29
Adjustments:
Minority interests in consolidated subsidiaries	2	8	2	0	(3)
Income (loss) from equity investees	(48)	(79)	(65)	(64)	(117)
Income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	(2,927)	(20)	85	(1,311)	(91)
Adjustments:
Fixed charges (as below)	454	277	224	187	163
Amortization of capitalized interest	2	9	7	7	7
Distributed income from equity investees	48	68	104	66	69
Capitalized interest	(193)	(117)	(46)	(7)	(1)
Preferred stock accretion expense	0	0	0	0	(1)
Total adjusted earnings	$(2,616)	$217	$374	$(1,058)	$146
Fixed Charges:
Interest expensed and capitalized	$395	$251	$201	$169	$151
Amortized financing costs	35	8	3	3	2
Interest component of rents	24	18	20	15	10
Preferred stock accretion expense	0	0	0	0	(1)
Total fixed charges	$454	$277	$224	$187	$162

Ratio of earnings to fixed charges(1)(2)(3)	(5.8)	0.8	1.7	(5.7)	0.9

(1)  For purposes of calculating the ratio of earnings to fixed charges, earnings consists of earnings from continuing operations before income taxes and fixed charges (exclusive of interest capitalized). Fixed charges consist of interest on all indebtedness (including amounts capitalized), amortization of debt issuance costs and the portion of lease rental expense that represents a reasonable approximation of the interest factor.

(2)  The ratio of earnings to fixed charges is negative. The amount of the coverage deficiency is $3,070.

(3)  The ratio of earnings to fixed charges is negative. The amount of the coverage deficiency is $1,245.